UNITED STATES OF AMERICA

The State of Washington

Secretary of State

I, KIM WYMAN, Secretary of State of the State of Washington and custodian of its seal, hereby issue this

CERTIFICATE OF FORMATION

to

CFF ACQUISITION LLC

a/an WA Limited Liability Company. Charter documents are effective on the date indicated below.

Date: 12/22/2014

UBI Number: 603-461-757



Given under my hand and the Seal of the State of Washington at Olympia, the State Capital



Kim Wyman, Secretary of State

Date Issued: 12/23/2014

FILED
SECRETARY OF STATE

12/22/2014
STATE OF WASHINGTON

State of Washington

Secretary of State

CORPORATIONS DIVISION
James M. Dolliver Building
801 Capitol Way South
PO Box 40234
Olympia WA 98504-0234
360.725.0377

Initial Report

Application ID	3241487
Associated App ID	3241485
Entity Name	CFF ACQUISITION LLC
UBI Number	
Corporation Type	Limited Liability Company
	603 461 757
Tracking ID	2898506
Validation ID	2806765-002
Date Submitted for Filing	12/22/2014
Filing Due Date	
State of Incorporation	WA
Inc./Qual Date	12/22/2014
Nature of Business	Manufacture and sell shoes and other goods

Contact Information

Contact Name	Becca Guillote
Contact Address	520 Pike St Suite 2500 Seattle WA 98101
Contact Email	becca@freevectoradvisors.com
Contact Phone	206-981-2880

Registered Agent Information

Agent is Entity

Agent Name Free Vector Corporate Services LLC

Agent Street Address 520 Pike St
STE 2500
Seattle
WA
98101

Agent Mailing Address PO Box 1884

Snohomish
WA
98291

Agent Email Address becca@freevectoradvisors.com

Place of Business

Place of Business is in US Yes

Street Address 275 118th Ave SE
STE 200
Bellevue
WA
98005

Member/Manager

Manager #1 **Name** Casey Stenzel

275 118th Ave
SE
STE 200
Bellevue, WA
98005

Manager #2   **Name** Federico
                                          Michanie

                                          275 118th Ave
                                          SE
                                          STE 200
                                          Bellevue,WA
                                          98005

                      Manager #3 **Name** Matthew
                                          Griffin

                                          280 NE Birch
                                          St
                                          Issaquah,WA
                                          98027

                      Manager #4 **Name** Donald Lee

                                          1822 W Yarnell
                                          St
                                          West Covina,CA
                                          91790

                      Manager #5 **Name** Andy Sewrey

                                          245 NW Alder Ct
                                          Issaquah,WA
                                          98027

Execution Information

Executed By Becca Guillote

FILED
SECRETARY OF STATE

12/22/2014
STATE OF WASHINGTON

UBI 603 461 757

State of Washington

Secretary of State
CORPORATIONS DIVISION
James M. Dolliver Building
801 Capitol Way South
PO Box 40234
Olympia WA 98504-0234
360.725.0377

Limited Liability Company

Office Information

Application ID 3241485
Tracking ID 2898506
Validation ID 2806765-001
Date Submitted for Filing: 12/22/2014

Contact Information

Contact Name Becca Guillote
Contact Address 520 Pike St
Suite 2500
Seattle
WA
98101

Contact Email becca@freevectoradvisors.com
Contact Phone 206-981-2880

Certificate of Formation

Preferred Name CFF ACQUISITION LLC
Physical Address 275 118th Ave SE
STE 200
Bellevue
WA
98005

Purpose Any Lawful Purpose

Duration Perpetual

Formation Date Effective Upon Filing by the Secretary of State

Expiration Date 12/31/2015

Limited Liability Company Management Manager

Limited Liability Company mailing Adress Reg Agent

Members Signature On File

Registered Agent Information

Agent is Entity

Agent Name Free Vector Corporate Services LLC

Agent Street Address 520 Pike St
STE 2500
Seattle
WA
98101

Agent Mailing Address PO Box 1884
Snohomish
WA
98291

Agent Email Address becca@freevectoradvisors.com

Executors Information

Executor #1

Executor Name Casey Stenzel

Executor Title Executor

Executor Address 275 118th Ave SE
STE 200
Bellevue
WA
98005

Executor #2

Executor Name Matthew Griffin

Executor Title Executor

Executor Address   280 NE Birch St
                                         Issaquah
                                         WA
                                         98027

Submitter Information
Submitted By Becca Guillote

> **FILED**
> **February 9, 2016**
> **Secretary of State**
> **State of Washington**

ARTICLES OF CONVERSION
OF
CFF ACQUISITION LLC

CFF ACQUISITION LLC, a limited liability company duly organized and existing under and by the virtue of the Revised Code of Washington of the State of Washington does hereby state as follows:

1. The name of the converting limited liability company is CFF Acquisition LLC (the "*Converting Company*"). The Converting Company is a limited liability company formed under the laws of the State of Washington, and the date of filing of its original articles of organization with the Secretary of State is December 22, 2014.

2. The name of the business entity into which the Converting Company is to be converted is Combat Flip Flops, LLC (the "*Converted Company*"). The Converted Company will be a limited liability company formed under the laws of the State of Delaware.

3. The conversion shall be effective upon filing of these Articles of Conversion.

4. The conversion has been approved in accordance with Chapter 25.15 of the Revised Code of Washington and Section 18-216 of the Delaware Limited Liability Company Act.

5. The Converted Company may be served with process in the State of Washington in any action, suit or proceeding for enforcement of any obligation of the Converted Company arising while it was a limited liability company of the State of Washington, and that it irrevocably appoints the Secretary of State as its agent to accept service of process in any such action, suit or proceeding.

6. The address to which a copy of the process shall be mailed to by the Secretary of State is: ___Combat Flip Flops 275 118th AVE SE Suite 200 Bellevue, WA 98005_____.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Conversion on this __1__ day of ___February_____, 2016.

CFF ACQUISITION LLC

By: _Matthew Griffin_____
Name: _Matthew Griffin_
Title: _CEO_____

Delaware

The First State

*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF CONVERSION OF A WASHINGTON LIMITED
LIABILITY COMPANY UNDER THE NAME OF "CFF ACQUISITION LLC" TO A
DELAWARE LIMITED LIABILITY COMPANY, CHANGING ITS NAME FROM "CFF
ACQUISITION LLC" TO "COMBAT FLIP FLOPS, LLC",FILED IN THIS OFFICE
ON THE FIFTH DAY OF FEBRUARY, A.D. 2016, AT 6:09 O`CLOCK P.M.*





Jeffrey W. Bullock, Secretary of State

5956829 8100F

SR# 20160634218

Authentication: 201797593

Date: 02-08-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:09 PM 02/05/2016
FILED 06:09 PM 02/05/2016
SR 20160634218 - File Number 5956829

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A NON-DELAWARE LIMITED LIABILITY COMPANY TO A DELAWARE LIMITED LIABILITY COMPANY PURSUANT TO SECTION 18-214 OF THE LIMITED LIABILITY ACT

1.) The jurisdiction where the Non-Delaware Limited Liability Company first formed is Washington.

2.) The jurisdiction immediately prior to filing this Certificate is Washington.

3.) The date the Non-Delaware Limited Liability Company first formed is 12/22/2014.

4.) The name of the Non-Delaware Limited Liability Company immediately prior to filing this Certificate is CFF Acquisition LLC.

5.) The name of the Limited Liability Company as set forth in the Certificate of Formation is Combat Flip Flops, LLC.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 1 day of February, A.D. 2016.

By: Matthew Griffin, CEO, CFF Acquisition LLC
Authorized Person

DocuSigned by:
Name: Matthew Griffin
D510FDF94F7B4BF...
Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "COMBAT FLIP

FLOPS, LLC" FILED IN THIS OFFICE ON THE FIFTH DAY OF FEBRUARY,

A.D. 2016, AT 6:09 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

5956829 8100F
SR# 20160634218

Authentication: 201797593
Date: 02-08-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

- **First:** The name of the limited liability company is Combat Flip Flops, LLC
- **Second:** The address of its registered office in the State of Delaware is 1675 South State St, STE B in the City of Dover Zip Code 19901.

  The name of its Registered agent at such address is Capitol Services, Inc.
- **Third:** (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 1 day of February, 2016.

By: Matthew Griffin, CEO, CFF Acquisition LLC
Authorized Person(s)

Name: DocuSigned by: Matthew Griffin D510FDF94F7B4BF...
Typed or Printed

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:09 PM 02/05/2016
FILED 06:09 PM 02/05/2016
SR 20160634218 - File Number 5956829